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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Ste 800
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Meister — 949-640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 S. Hope St., Ste 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeff Meister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Trading, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notarial Acknowledgment Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On February 13, 2019 before me, Judi Lowenthal, Notary Public,
(Here insert name and title of the officer)

personally appeared Jeff Meister,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Notary Public Signature (Notary Public Seal)

JUDI LOWENTHAL
COMM. # 2273342
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 25, 2023

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date________

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknolwedgents from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
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  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
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- Securely attach this document to the signed document with a staple.

Green Street Trading, LLC

SEC ID 8-44110

Report Pursuant to Rule 17a-5 (d)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public document

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2018

Index to Financial Statement

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Green Street Trading, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

February 20, 2019

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 5,368,872
Restricted cash	516,114
Receivable from clearing organization	154,488
Deposit with clearing organization	254,708
Property and equipment, net	121,558
Other assets	147,703
Total assets	$ 6,563,443
Liabilities and member's equity	
Employee compensation and benefits payable	$ 1,419,965
Accounts payable and accrued expenses	691,971
Payable to related party	565,467
Total liabilities	2,677,403
Member's equity	3,886,040
Total liabilities and member's equity	$ 6,563,443

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BASIS OF PRESENTATION

Green Street Trading, LLC (the "Company") is a limited liability company formed in the State of California. The Company, formerly known as Green Street Advisors, Inc., was incorporated in the State of California on December 15, 1987. On July 11, 2014, the Company converted from a California corporation to a California limited liability company. On December 10, 2014, a reorganization of the Company took place and the Company was renamed Green Street Trading, LLC.

The Company is a wholly-owned subsidiary of Green Street Advisors, LLC (formerly known as Green Street Research, LLC) ("GSA"). Prior to the reorganization, the Company was a wholly-owned subsidiary of Green Street Holdings, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company focuses primarily on Real Estate Investment Trusts and other publicly traded real estate investments. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), soft dollar arrangements between the Company and its clients are through a designated special account. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management adjusts estimates and assumptions when facts and circumstances change.

Restricted Cash

The Company holds a cash account in accordance with SEC Rule 15c3-3(k)(2)(i) with a balance of $516,114 at December 31, 2018. The Company disburses this cash to third parties on behalf of certain customers at the customers' direction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivable from Clearing Organization

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts as all amounts are considered collectible.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed. Depreciation is computed using the straight-line method over useful lives of the related assets. The estimated useful lives for significant property and equipment categories are as follows:

Computer software	5 years
Office equipment	5-7 years
Leasehold improvements	Life of lease

Share-Based Compensation – Equity Classified Awards

Certain employees are issued equity awards by a parent company of GSA. Share-based compensation expense is measured at the grant date of the equity based awards that vest over set time periods based on their fair values and is recognized on a straight-line basis as expense over the vesting periods of the awards. As the equity awards are not equity of the Company, they are deemed contributions for the member in the statement of changes in member's equity.

Share-Based Compensation – Liability Classified Awards

In July 2015, a non-controlling interest holder in a parent company of GSA issued equity awards to certain employees of the Company. When an employee is terminated, the Company has historically exercised its option to cash settle these equity awards prior to the employee realizing economic risks and rewards for a reasonable period of time. As such, the liability classified awards are re-measured at fair value each year. The related compensation liability of $300,562 is included in employee compensation and benefits payable on the accompanying statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

On July 11, 2014, the Company converted to a California limited liability company and elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision.

In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2018, the Company had no uncertain tax positions, that are not more likely than not to withstand an examination.

Tax years that remain subject to examination by various tax jurisdictions are 2014 to 2017.

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statement. The evaluation was performed through February 20, 2019, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

3. RECEIVABLE FROM CLEARING ORGANIZATION

The Company has a brokerage agreement with Industrial and Commercial Bank of China Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the broker agreement, the Company introduces all of its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. As of December 31, 2018, the receivable from the Clearing Broker of $154,488 was pursuant to these clearance agreements.

4. DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2018, the Clearing Broker has custody of $254,708 of the Company's cash balance which serves as collateral for any amounts due to the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2018, property and equipment consisted of the following:

Office equipment	$	176,117
Computer software		20,859
Leasehold improvements		30,341
		227,317
Less: accumulated depreciation		105,759
	$	121,558

6. RELATED PARTY TRANSACTIONS

The Company, GSA, and Green Street Investors, LLC ("GSI") share personnel, administrative expense, and office space. All costs incurred for such shared expenses are reimbursed quarterly in accordance with a services agreement. These shared expenses are allocated between the Company, GSA and GSI in accordance with the allocation methodology defined in the services agreement, which is as follows: (1) costs incurred in directly providing services to the Company, GSA or GSI shall be entirely allocated to the entity for which such services are provided; (2) personnel costs for management and general and administrative services shall be allocated based on the amount of time GSA personnel dedicate to the provision of such services to each GST and GSI; and (3) all other costs will be allocated based on the percentage of GSA's consolidated gross revenues earned by each of GSI and the Company or by such other method as GSA may from time-to-time determine is reasonable.

The Company executed a research services agreement with GSA on December 10, 2014. In accordance with the research services agreement, the Company is required to pay GSA license fees equal to 50 percent of its gross revenue net of all direct trading expenses, including, but not limited to clearing, floor brokerage execution, algorithmic trading execution, client fix connections, exchange fees, and order management costs, but excluding employee compensation and benefit expenses. At December 31, 2018 the amount payable to GSA for research services was $421,110.

The Company does not purport that the terms of related party transactions are the same as those that would result from transactions among wholly unrelated parties.

7. EMPLOYEE PENSION PLAN

The Company, along with other entities under common control, is part of GSA's controlled group. The controlled group maintains a 401(k) Plan (the "Plan") as a defined contribution retirement plan for all eligible employees within the controlled group. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the IRS. In 2018, the Company matched 100% of employee contributions up to a maximum of four percent of total compensation.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2018, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company leases office space under non-cancelable lease agreements with third parties, which expire in 2021. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Deferred rent related to the straight-line basis of leases is $15,842, as of December 31, 2018 and is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

At December 31, 2018, the minimum annual payments are as follows:

Year ending December 31:

2019	$ 116,056
2020	117,810
2021	99,393
	$ 333,259

10. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $3,616,779 which was $3,366,779 in excess of its required net capital of $250,000 and the Company's ratio of aggregate indebtedness ($2,677,403) to net capital was .74 to 1, which is less than the 15 to 1 maximum allowed.

11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities.

Upon adoption of ASC 842 any remaining future lease payments will result in a gross up in the statement of financial position with a liability for the amount of discounted future lease payments and a corresponding amount allocated to a lease asset. The Company is still evaluating the impact on the statement of operations. It is not expected that any impact will be material to the Company's operations.

Green Street Trading, LLC

Exemption Report Pursuant to Rule 17a-5(d) 4

For the Period January 1, 2018 to December 31, 2018

Green Street Trading, LLC's Exemption Report

Green Street Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii), for the most recent fiscal year ended December 31, 2018.

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2018, without exception.

(3) The Company met the exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2018, without exception.

Green Street Trading, LLC

I, Jeff Meister, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By: [signature]
Title: CFO
Date: 2/20/2019

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

We have reviewed management's statements, included in the accompanying Green Street Trading LLC Exemption Report Pursuant to Rule 17a-5(d) 4 (the Exemption Report), in which (1) Green Street Trading, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 20, 2019